SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 8-B

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          Orion Newco Services, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        Delaware                                            52-2008654
-----------------------                                ------------------
(State of incorporation                                  (I.R.S. Employer
    or organization)                                   Identification No.)


2440 Research Boulevard, Rockville, Maryland                 20850
--------------------------------------------         --------------------
  (Address of principal executive offices)                (ZIP Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
      -------------------                    ------------------------------

          none                                        none
      -------------------                    ------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                   All of the Issued and Outstanding Shares of
               (i) Common Stock of Orion Newco Services, Inc. and
               (ii) Preferred Stock of Orion Newco Services, Inc.
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.        General Information.

               (a) The Registrant was organized as a Delaware Corporation on June 26, 1996.

               (b) The Registrant's fiscal year ends on December 31 of each year.

Item 2.        Transaction of Succession.

                  (a) The Registrant is the successor to Orion Network Systems, Inc., a Delaware corporation organized in 1982 ("Old Orion") and a registrant under Section 12(g) of the Securities Exchange Act of 1934 (File No. -026450).

                  (b) Prior to the succession, the Registrant was a wholly owned subsidiary of Old Orion. The Registrant was organized by Old Orion for the purpose of effecting (i) a merger in which a wholly owned subsidiary of the Registrant was merged with and into Old Orion in a tax-free reorganization, and Old Orion became a wholly owned subsidiary of the Registrant (the "Merger"), and
(ii) an exchange of shares of the Registrant's Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Registrant's Series C Preferred Stock") for limited partnership interests in International Private Satellite Partners, L.P., a Delaware limited partnership ("Orion Atlantic"), held by each of the existing limited partners of Orion Atlantic other than Old Orion (the "Exchange").

                  In the Merger, each share of Old Orion's common stock, par value $.01 per share, Old Orion's Series A 8% Cumulative Redeemable Convertible Preferred Stock and Series B 8% Cumulative Redeemable Convertible Preferred Stock was converted, without any action on the part of the holder thereof, into the right to receive one share of the Registrant's common stock, par value $.01 per share (the "Registrant's Common Stock"), the Registrant's Series A 8% Cumulative Redeemable Convertible Preferred Stock (the "Registrant's Series A Preferred Stock") and Series B 8% Cumulative Redeemable Convertible Preferred Stock (the "Registrant's Series B Preferred Stock," and together with the Registrant's Series A Preferred Stock, the "Registrant's Preferred Stock"), respectively.

                  Following the Merger, the Registrant has a certificate of incorporation, bylaws, management and capital structure (other than the Registrant's Series C Preferred Stock issued in the Exchange described above) substantially identical in all material respects to those of Old Orion. As a result of the Merger, (i) the Registrant became a public holding company that owns all of the capital stock of Old Orion, which continues its business and operations, and (ii) the stockholders of Old Orion have substantially the same securities and rights in the Registrant that they had in Old Orion, except that their percentage ownership in the Registrant is diluted as a result of the Exchange.

Item 3.        Securities to be Registered.

                  (a) Registrant's Common Stock. (i) 40,000,000 shares of the Registrant's Common Stock are presently authorized under the Registrant's Restated Certificate of Incorporation, (ii) at the effective time of the Merger, approximately 10,974,121 shares of the Registrant's Common Stock will be issued and outstanding, none of which will be held by or for the account of the Registrant either directly or by its subsidiaries.

                  (b) Registrant's Preferred Stock. (i) 1,000,000 shares of the Registrant's Preferred Stock are presently authorized under the Registrant's Restated Certificate of Incorporation, (ii) at the effective time of the Merger, approximately 13,871 shares of the Registrant's Series A Preferred Stock and 4,298 shares of the Registrant's Series B Preferred Stock will be issued, none of which are held by or for the account of the Registrant.

Item 4.        Description of Registrant's Securities to be Registered.

                  The  information  set forth under the caption  "Description of
Capital  Stock"  in  the  Registrant's   Registration   Statement  on  Form  S-4
(Registration No. 333-19795) is incorporated herein by reference.

Item 5.        Financial Statements and Exhibits.

                  (a) No financial statements need to be filed since the capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of Old Orion.

                  (b)      Exhibits.

                  (i) The Agreement and Plan of Merger, dated January 8, 1997, by and among Orion Network Systems, Inc., Orion Newco Services, Inc. and Orion Merger Company, Inc. (Incorporated by reference to exhibit number 2.1 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.).

                  (ii) The Registrant's Registration Statement on Form S-4 (Registration No. 333-19795), of which Orion Network Systems, Inc. Proxy Statement/Orion Newco Services, Inc. Prospectus is a part, is incorporated herein by reference.

                  (iii)    Other exhibits:


Exhibit
Number                          Description
------                          -----------

3.1            Restated  Certificate of  Incorporation  of Orion Newco Services,
               Inc.

3.2            Amended and Restated Bylaws of Orion Newco Services, Inc.

3.3            Certificate  of  Incorporation  of Orion  Network  Systems,  Inc.
               (Incorporated by reference to exhibit number 3.1 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

3.4 Bylaws of Orion Network Systems, Inc. (Incorporated by reference to exhibit number 3.2 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

4.1 Forms of Warrant issued by Orion. (Incorporated by reference to exhibit number 4.1 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

4.2            Forms of Warrant  issued by Orion to holders of Preferred  Stock.
               (Incorporated by reference to exhibit number 4.2 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

4.3 Certificates of Designation of Series A 8% Cumulative Redeemable Convertible Preferred Stock, Series B 8% Cumulative Redeemable
               Convertible Preferred Stock and Form of Series C 6% Cumulative Redeemable Convertible Preferred Stock of Orion Newco Services, Inc.

4.4 Forms of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock Certificates of Orion (Incorporated by reference to exhibit number 4.4 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

4.5 Form of Common Stock Certificate of Orion (Incorporated by reference to exhibit number 4.5 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

4.6 Form of Warrant issued to DACOM Corp (Incorporated by reference to exhibit number 4.6 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.).

4.7 Debenture Purchase Agreement, dated January 13, 1997, with British Aerospace and Matra Marconi Space (Incorporated by reference to exhibit number 4.7 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.1 Second Amended and Restated Purchase Agreement, dated September 26, 1991, ("Satellite Contract") by and between OrionSat and
               British Aerospace PLC and the First Amendment, dated as of September 15, 1992, Second Amendment, dated as of November 9, 1992, Third Amendment, dated as of March 12, 1993, Fourth Amendment, dated as of April 15, 1993, Fifth Amendment, dated as of September 22, 1993, Sixth Amendment, dated as of April 6, 1994, Seventh Amendment, dated as of August 9, 1994, Eighth Amendment, dated as of December 8, 1994, and Amendment No. 9 dated October 24, 1995, thereto. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THESE

Exhibit
Number                          Description
------                          -----------

               DOCUMENTS.] (Incorporated by reference to exhibits number 10.13 and 10.14 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.2 Restated Amendment No. 10 dated December 10, 1996, between Orion Atlantic and Matra Marconi Space to the Second Amended and Restated Purchase Agreement, dated September 26, 1991 by and between OrionSat and British Aerospace PLC (which contract and prior exhibits thereto were incorporated by reference as exhibit number 10.1). [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.2 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.3 Ground Support System Agreement, dated as of August 2, 1991, by and between Orion Atlantic and Telespazio S.p.A. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.25 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.4 Italian Facility and Services Agreement, dated as of August 2, 1991, by and between OrionSat and Telespazio S.p.A. as amended by the amendment thereto, dated March 19, 1994. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THESE DOCUMENTS.] (Incorporated by reference to exhibit number 10.26 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.5 Contract for a Satellite Control System, dated December 7, 1992, by and between Orion Atlantic, Telespazio S.p.A. and Martin Marietta Corporation. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.31 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.6 Credit Agreement, dated as of November 23, 1993, by and between Orion Atlantic, OrionSat and General Electric Capital Corporation ("GECC"). [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number
               10.32 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.7 Security Agreement, dated as of November 23, 1993, by and between Orion Atlantic, OrionSat and GECC. (Incorporated by reference to exhibit number 10.33 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.8 Assignment and Security Agreement, dated as of November 23, 1993, by and between Orion Atlantic, OrionSat and GECC. (Incorporated by reference to exhibit number 10.34 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.9 Consent and Agreement, dated as of November 23, 1993, by and between Orion Atlantic, Martin Marietta Corporation and GECC. (Incorporated

Exhibit
Number                          Description
------                          -----------

               by reference to exhibit number 10.35 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.10 Deed of Trust, dated as of November 23, 1993, by and between Orion Atlantic, W. Allen Ames, Jr. and Michael J. Schwel, as Trustees, and GECC. (Incorporated by reference to exhibit number
               10.37 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.11 Lease Agreement, dated as of November 23, 1993, by and between OrionNet, Inc. and Orion Atlantic, as amended by an Amendment, dated January 3, 1995. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THESE DOCUMENTS.] (Incorporated by reference to exhibit number 10.38 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.12 Note for Interim Loans, dated as of November 23, 1993, by and between Orion Atlantic and GECC. (Incorporated by reference to exhibit number 10.42 in Registration Statement No. 33-80518 on
               Form  S-1  of  Orion   Network   Systems,   Inc.)

10.13 Sales Representation Agreement and Ground Operations Service Agreement, each dated as of May 1, 1994 and June 30, 1994, by and between each of OrionNet, Inc. and Kingston Communications, respectively, and Orion Atlantic, as amended by side agreements, dated May 1, 1994, July 12, 1994 and February 1, 1995. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THESE DOCUMENTS.] (Incorporated by reference to exhibit number 10.43 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.14 Lease Agreement, dated as of October 2, 1992, by and between OrionNet and Research Grove Associates, as amended by Amendment No. 1, dated March 26, 1993, Amendment No. 2, dated August 23, 1993, and Amendment No. 3, dated December 20, 1993. (Incorporated by reference to exhibit number 10.38 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.15          Sales  Representation  Agreement  and Ground  Operations  Service
               Agreement, dated as of June 30, 1995, by and between MCN Sat Service, S.A. and Orion Atlantic. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.69 in Orion's Registration Statement No. 33-80518 on Form S-1.)

10.16 Volume Purchase Agreement, dated January 18, 1995, by and between the Company and Dornier GmbH. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.66 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.17 Product Development, License and Marketing Agreement, dated January 18, 1995, by and between the Company and Dornier GmbH. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to

Exhibit
Number                          Description
------                          -----------

               exhibit number 10.65 in Orion's Registration Statement No. 33-80518 on Form S-1.)

10.18 Sales Representation Agreement, dated as of June 8, 1995, by and between Nortel Dasa Network Systems GmbH & Co. KG and Orion Atlantic. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number
               10.70 in Registration Statement No. 33-80518 on Form S-1 of Orion
               Network  Systems,   Inc.)

10.19 Orion 2 Spacecraft Purchase Contract, dated July 31, 1996, between Orion Atlantic and Matra Marconi Space. [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT.]
               (Incorporated by reference to exhibit number 10.19 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.20          Orion's  Amended and Restated  1987 Stock Option Plan as amended.
               (Incorporated by reference to exhibit number 10.23 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.21 Purchase Contract, dated December 4, 1991, by and between OrionNet, Inc., Shenandoah Valley Leasing Company and MCI Telecommunications Corporation. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTION OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.30 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.22 Amended and Restated Partnership Agreement of Orion Financial Partnership, dated as of April 15, 1994, by and between OrionNet and Computer Leasing Inc. ("CLI"). (Incorporated by reference to exhibit number 10.44 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.23 Continuing Guaranty, dated as of April 15, 1994, of the Company of the obligations of OrionNet Finance Corporation. (Incorporated by reference to exhibit number 10.45 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.24 Release of Continuing Guaranty, dated as of December 29, 1994, by the Orion Financial Partnership. (Incorporated by reference to exhibit number 10.46 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.25 Confirmation of Continuing Guaranty, dated as of December 29, 1994, of the Company of the obligation of OFC. (Incorporated by reference to exhibit number 10.47 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.26 Continuing Guarantee, dated as of December 29, 1994, by Lessor Capital Funding Limited Partnership in favor of Orion Financial Partnership. (Incorporated by reference to exhibit number 10.48 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.27 Master Lease Agreement, dated as of April 15, 1994, by and between OrionNet and Orion Financial Partnership. (Incorporated by reference to

Exhibit
Number                          Description
------                          -----------

               exhibit number 10.49 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.28          Collateral  Assignment and Pledge and Security  Agreement,  dated
               April 22, 1994, by and between CLI and Orion Financial Partnership. (Incorporated by reference to exhibit number 10.50 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.29          Purchase  Agreement,  dated as of April 22, 1994,  by and between
               OrionNet and Orion Financial Partnership. (Incorporated by reference to exhibit number 10.51 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.30 Stock Purchase Agreement, dated as of April 29, 1994, by and between the Company and SS/L. (Incorporated by reference to exhibit number 10.53 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.31 Registration Rights Agreement, dated as of April 29, 1994, by and between the Company and SS/L. (Incorporated by reference to exhibit number 10.54 in Registration Statement No. 33-80518 on
               Form  S-1  of  Orion  Network   Systems,   Inc.)

10.32 Purchase Agreement, dated as of June 17, 1994, by and between the Company, CIBC, Fleet and Chisholm. (Incorporated by reference to exhibit number 10.55 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.33 Stockholders Agreement, dated as of June 17, 1994, by and between the Company, CIBC, Fleet, Chisholm and certain principal stockholders of the Company. (Incorporated by reference to exhibit number 10.56 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.34 Registration Rights Agreement, dated as of June 17, 1994, by and between the Company, CIBC, Fleet and Chisholm. (Incorporated by reference to exhibit number 10.57 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.35 Purchase Agreement, dated as of June 19, 1995, by and among the Company, CIBC, Fleet and an affiliate of Fleet. (Incorporated by reference to exhibit number 10.58 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.36 Definitive Agreement, dated April 26, 1990, by and between Orion Asia Pacific and the Republic of the Marshall Islands and a Stock Option Agreement related thereto. [CONFIDENTIAL TREATMENT HAS BEEN GRANTED FOR PORTIONS OF THESE DOCUMENTS.] (Incorporated by reference to exhibit number 10.60 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.)

10.37 Option Agreement, dated December 10, 1996, by and between Orion Atlantic and Matra Marconi Space. [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.37 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

Exhibit
Number                          Description
------                          -----------

10.38 Memorandum of Agreement for the Procurement of Orion 2 Spacecraft, dated December 10, 1996, by and between Orion Atlantic and Matra Marconi Space. [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.38 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.39 TT&C Earth Station Agreement, dated as of November 11, 1996, by and between Orion Asia Pacific and DACOM Corp. [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT.]
               (Incorporated by reference to exhibit number 10.39 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.40 Joint Investment Agreement, dated as of November 11, 1996, by and between Orion Asia Pacific and DACOM Corp. [CONFIDENTIAL
               TREATMENT  HAS BEEN  REQUESTED  FOR  PORTIONS OF THIS  DOCUMENT.]
               (Incorporated by reference to exhibit number 10.40 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.41 Orion Network Systems, Inc. Employee Stock Purchase Plan (Incorporated by reference to exhibit number 4.4 in Registration Statement No. 333-19021 on Form S-8 of Orion Network Systems, Inc.)

10.42 Orion Network Systems, Inc. 401(k) Profit Sharing Plan (Incorporated by reference to exhibit number 4.5 in Registration Statement No. 333-19021 on Form S-8 of Orion Network Systems, Inc.)

10.43 Orion Network Systems, Inc. Non-Employee Director Stock Option Plan (Incorporated by reference to exhibit number 10.43 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.44 Exchange Agreement dated June , 1996 among Orion Network Systems, Orion Atlantic, OrionSat and the Limited Partners (Incorporated by reference to exhibit 10 in Current Report on Form 8-K dated December 20, 1995 of Orion Network Systems, Inc.)

10.45 First Amendment to Exchange Agreement dated December ___, 1996 among Orion Network Systems, Orion Atlantic, OrionSat, and the Limited Partners. (Incorporated by reference to exhibit number
               10.45 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

10.46 Redemption Agreement dated November 21, 1995, by and between STET and Orion Atlantic, the promissory notes delivered thereunder and Instrument of Redemption relating thereto (Incorporated by reference to exhibit number 10.1 in Current Report on Form 8-K dated November 21, 1995 of Orion Network

Exhibit
Number                          Description
------                          -----------

               Systems,  Inc.)

10.47 IPSP-Telecom Italia Agreement dated November 21, 1995, by and between Telecom Italia and Orion Atlantic. [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT.] (Incorporated by reference to exhibit number 10.2 in Current Report on Form 8-K dated November 21, 1995 of Orion Network Systems, Inc.)

10.48 Indemnity Agreement dated November 21, 1995, by and among Telecom Italia, Orion Atlantic, Orion and STET (Incorporated by reference to exhibit number 10.3 in Current Report on Form 8-K dated
               November  21,  1995  of  Orion  Network   Systems,   Inc.)

10.49 Subscription Agreement dated November 21, 1995, by and between Orion and Orion Atlantic, and the promissory note delivered thereunder (Incorporated by reference to exhibit number 10.5 in Current Report on Form 8-K dated November 21, 1995 of Orion Network Systems, Inc.)

10.50 First Amendment to the Italian Facility and Services Agreement dated November 21, 1995, by and between Orion Atlantic and Nuova Telespazio (Incorporated by reference to exhibit number 10.7 in Current Report on Form 8-K dated November 21, 1995 of Orion Network Systems, Inc.)

10.51 Cancellation of Consulting Agreement dated November 16, 1995, by and between Orion Atlantic and Nuova Telespazio (Incorporated by reference to exhibit number 10.8 in Current Report on Form 8-K dated November 21, 1995 of Orion Network Systems, Inc.)

10.52 Orion 3 Spacecraft Purchase Contract, dated January 15, 1997, by and among Hughes Space and Communications International, Inc., Orion Asia Pacific Corporation and Orion Network Systems. [CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS DOCUMENT. THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND FILED SEPARATELY WITH THE COMMISSION.] (Incorporated by reference to exhibit number 10.52 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

21.1           List of subsidiaries of Orion Newco Services, Inc.

99.1 Orders of FCC regarding OrionSat. (Incorporated by reference to exhibit number 99.1 in Registration Statement No. 33-80518 on Form S-1 of Orion Network Systems, Inc.).

99.2 Opinion of Salomon Brothers Inc. (Incorporated by reference to exhibit number 99.2 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-B to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ORION NEWCO SERVICES, INC.
                                  (Registrant)


                                  By: /s/ W. Neil Bauer
                                     -----------------------
                                  Name:  W. Neil Bauer
                                  Title:   President


Dated:  January 31, 1997